Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2017	2016	2017	2016
REVENUE
Petroleum and natural gas sales, net of royalties	4	$40,439	$19,786	$62,900	$37,213
Finance revenue		19	137	44	374
		40,458	19,923	62,944	37,587

EXPENSES
Production and operating		14,923	10,640	25,046	23,761
Transportation costs		156	—	354	—
Selling costs	6	1,502	47	1,502	875
General and administrative		3,362	4,125	7,808	7,648
Foreign exchange (gain) loss		82	(45)	67	5,346
Finance costs	5	1,717	1,456	3,265	2,885
Depletion, depreciation and amortization	11	10,363	8,083	18,875	18,099
Accretion	12	57	—	117	—
Realized derivative (gain) loss on commodity contracts		(1,529)	698	(1,529)	956
Unrealized derivative (gain) loss on commodity contracts	3	(6,578)	—	(2,849)	—
Unrealized (gain) loss on financial instruments	14	—	4,286	151	2,655
Impairment of exploration and evaluation assets	10	67,520	—	68,711	—
		91,575	29,290	121,518	62,225

Earnings (loss) before income taxes		(51,117)	(9,367)	(58,574)	(24,638)

Income tax expense (recovery) - current		5,505	3,495	10,925	6,670
- deferred		—	(812)	—	(3,009)
		5,505	2,683	10,925	3,661
NET EARNINGS (LOSS) FOR THE PERIOD		$(56,622)	$(12,050)	$(69,499)	$(28,299)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(32)	—	(615)	—
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$(56,654)	$(12,050)	$(70,114)	$(28,299)

Earnings (loss) per share
Basic		$(0.78)	$(0.17)	$(0.96)	$(0.39)
Diluted		$(0.78)	$(0.17)	$(0.96)	$(0.39)
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2017	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2017	December 31, 2016

ASSETS
Current
Cash and cash equivalents	7	$13,780	$31,468
Restricted cash	8	7,858	18,323
Accounts receivable	3	41,910	14,836
Derivative commodity contracts	3	2,849	—
Prepaids and other		1,924	1,772
Product inventory	9	17,114	19,602
		85,435	86,001
Non-Current
Intangible exploration and evaluation assets	10	49,002	105,869
Property and equipment
Petroleum and natural gas assets	11	199,261	210,027
Other assets	11	3,898	4,245
		$337,596	$406,142

LIABILITIES
Current
Accounts payable and accrued liabilities		$25,116	$24,529
Convertible debentures	14	—	72,655
Current portion of note payable	13	—	5,581
		25,116	102,765
Non-Current
Note payable	13	—	5,581
Long-term debt	13	83,725	—
Asset retirement obligation	12	12,829	12,099
Other long-term liabilities		338	381
		122,008	120,826

SHAREHOLDERS’ EQUITY
Share capital	16	152,084	152,084
Accumulated other comprehensive income		(615)	—
Contributed surplus		23,081	22,695
Retained earnings		41,038	110,537
		215,588	285,316
		$337,596	$406,142
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q2-2017

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2017	2016	2017	2016

Share Capital
Balance, beginning of period	16	$152,084	$152,084	$152,084	$152,084
Balance, end of period		$152,084	$152,084	$152,084	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$(583)	$—	$—	$—
Currency translation adjustment		(32)	—	(615)	—
Balance, end of period		$(615)	$—	$(615)	$—

Contributed Surplus
Balance, beginning of period		$22,914	$21,824	$22,695	$21,398
Stock-based compensation expense	17	167	343	386	769
Balance, end of period		$23,081	$22,167	$23,081	$22,167

Retained Earnings
Balance, beginning of period		$97,660	$181,953	$110,537	$198,202
Net earnings (loss) and total comprehensive income (loss)		(56,622)	(12,050)	(69,499)	(28,299)
Balance, end of period		$41,038	$169,903	$41,038	$169,903
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2017	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six months ended
		June 30		June 30
	Notes	2017	2016	2017	2016
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(56,622)	$(12,050)	$(69,499)	$(28,299)
Adjustments for:
Depletion, depreciation and amortization	11	10,363	8,083	18,875	18,099
Accretion	12	57	—	117	—
Deferred lease inducement		(21)	(24)	(43)	(51)
Impairment of exploration and evaluation assets	10	67,520	—	68,711	—
Stock-based compensation	17	421	1,124	650	1,546
Finance costs	5	1,717	1,456	3,265	2,885
Income tax expense		5,505	2,683	10,925	3,661
Unrealized (gain) loss on commodity contracts	3	(6,578)	—	(2,849)	—
Unrealized (gain) loss on financial instruments	14	—	4,286	151	2,655
Unrealized (gain) loss on foreign currency translation		(2)	(37)	(21)	5,370
Income taxes paid		(5,505)	(3,495)	(10,925)	(6,670)
Changes in non-cash working capital		(19,608)	3,985	(24,607)	8,241
Net cash generated by (used in) operating activities		(2,753)	6,011	(5,250)	7,437

INVESTING
Additions to intangible exploration and evaluation assets	10	(3,667)	(2,633)	(14,115)	(4,262)
Additions to petroleum and natural gas assets	11	(4,279)	(2,071)	(4,473)	(4,384)
Additions to other assets	11	(284)	(133)	(360)	(456)
Changes in restricted cash	8	8,515	290	10,465	289
Changes in non-cash working capital		(2,436)	1,117	516	2,331
Net cash generated by (used in) investing activities		(2,151)	(3,430)	(7,967)	(6,482)

FINANCING
Repayment of note payable	13	(11,041)	—	(11,041)	—
Financing costs	5	(55)	—	(1,555)	—
Interest paid		(1,836)	(183)	(4,027)	(2,530)
Increase in long-term debt		10,140	—	85,140	—
Repayment of convertible debentures	14	—	—	(73,375)	—
Net cash generated by (used in) financing activities		(2,792)	(183)	(4,858)	(2,530)
Currency translation differences relating to cash and cash equivalents		152	(121)	387	(1,027)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,544)	2,277	(17,688)	(2,602)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		21,324	122,031	31,468	126,910
CASH AND CASH EQUIVALENTS, END OF PERIOD		$13,780	$124,308	$13,780	$124,308
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q2-2017

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2017 and December 31, 2016 and for the periods ended June 30, 2017 and 2016
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe together with its subsidiaries ("TransGlobe" or the "Company") is engaged primarily in oil and gas exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of June 30, 2017. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2016 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 11, 2017.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2016, with the exception of the change in functional currency of TransGlobe Energy Corporation, as described below.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
Effective January 1, 2017, TransGlobe Energy Corporation's functional currency is the Canadian dollar, and the functional currency of all subsidiaries is the U.S. dollar. It was determined that TransGlobe Energy Corporation's functional currency is now the Canadian dollar mainly because the parent company now owns Canadian producing assets, and therefore generates revenues and incurs costs that are denominated predominantly in Canadian dollars.
Foreign currency translations include the translation of foreign currency transactions and the translation of the Canadian functional currency operation. Foreign currency translations occur when translating transactions in foreign currencies to the applicable functional currency of TransGlobe Energy Corporation and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Translations occur as follows:
• Income and expenses are translated at the prevailing rates on the date of the transaction
• Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
• Monetary items are translated at the prevailing rates at the balance sheet date
Canadian operation translation gains and losses occur when translating the financial statements of TransGlobe Energy Corporation (non-U.S. functional currency) to the U.S. dollar. These translation gains and losses are recorded as currency translation adjustments and presented as other comprehensive income on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Translations occur as follows:
• Income and expenses are translated at the average exchange rates for the period
• Assets and liabilities are translated at the prevailing rates on the balance sheet date

Q2-2017	5

3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents and derivative commodity contracts as assets at fair value through profit or loss, its derivative commodity contracts and former convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, long-term debt and previous note payable are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition. Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2017		December 31, 2016
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$16,629	$16,629	$31,468	$31,468
Loans and receivables	49,768	49,768	33,159	33,159
Financial liabilities at fair value through profit or loss	—	—	72,655	72,655
Other liabilities	108,841	110,256	35,691	35,691
Assets and liabilities at June 30, 2017 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents, derivative commodity contracts and prior convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and former convertible debentures are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
In conjunction with the prepayment agreement (Note 13), TPI has also entered into a marketing contract with Mercuria to market nine million barrels of TPI’s Egypt entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
The nature of TransGlobe’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
There were twelve outstanding derivative commodity contracts as at June 30, 2017 (December 31, 2016 - nil), the fair values of which have been presented as assets on the Condensed Consolidated Interim Balance Sheet.
The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2017:

Financial Brent Crude Oil Contracts
Transaction Date	Period Hedged	Contract	Volume bbl	Sold Swap US$/bbl	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
27-Mar-2017	Sep 2017	Swap	425,000	51.00	—	—	—
28-Mar-2017	Dec 2017	Collar	300,000	—	45.00	56.00	—
7-Apr-2017	Mar 2018	3-Way Collar	250,000	—	53.00	61.15	44.00
12-Apr-2017	Jun 2018	3-Way Collar	250,000	—	54.00	63.10	45.00
12-Apr-2017	Sep 2018	3-Way Collar	250,000	—	54.00	64.15	45.00
12-Apr-2017	Dec 2018	3-Way Collar	250,000	—	54.00	65.45	45.00
23-May-2017	Jul 2020	3-Way Collar	50,000	—	54.00	63.45	45.00
23-May-2017	Aug 2020	3-Way Collar	50,000	—	54.00	63.45	45.00
23-May-2017	Sep 2020	3-Way Collar	50,000	—	54.00	63.45	45.00
23-May-2017	Oct 2020	3-Way Collar	50,000	—	54.00	63.45	45.00
23-May-2017	Nov 2020	3-Way Collar	50,000	—	54.00	63.45	45.00
23-May-2017	Dec 2020	3-Way Collar	50,000	—	54.00	63.45	45.00

6	Q2-2017

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below. The majority of the overdue receivables are due from the Egyptian General Petroleum Company ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all receivables outstanding from EGPC.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude sale shipments to third party buyers in 2016, and one shipment in the second quarter of 2017. Depending on the Company's assessment of the credit of crude cargo buyers, buyers may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first six months of 2017, the Company sold 606,465 barrels of inventoried entitlement crude oil to EGPC for $25.2 million to cover in-country expenditures for Q1/Q2. The Company collected $19.9 million of accounts receivable from EGPC during the first six months of 2017.

(000s)
Trade receivables at June 30, 2017
Neither impaired nor past due	$30,561
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	4,133
31-60 days	3,900
61-90 days	2,380
Over 90 days	936
$41,910
4. PETROLEUM AND NATURAL GAS SALES

	Three months ended June 30		Six months ended June 30
(000s)	2017	2016	2017	2016
Petroleum and natural gas sales	$64,712	$32,461	$111,265	$61,483
Less: Royalties	24,273	12,675	48,365	24,270
Petroleum and natural gas sales, net of royalties	$40,439	$19,786	$62,900	$37,213
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended June 30		Six months ended June 30
(000s)	2017	2016	2017	2016
Interest on convertible debenture	$—	$1,125	$1,089	$2,178
Interest on long-term debt	1,327	—	1,455	—
Interest on note payable	250	—	532	—
Interest on borrowing base facility	49	188	49	406
Amortization of deferred financing costs	91	143	140	301
Finance costs	$1,717	$1,456	$3,265	$2,885

Q2-2017	7

6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers and EGPC. The Company completed one direct crude sale to third party buyers, which was marketed by Mercuria Energy Trading S.A., during the first six months of 2017; and three direct crude sales to third party buyers during the year ended December 31, 2016.
7. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2017	December 31, 2016
Cash	$13,741	$31,392
Cash equivalents	39	76
	$13,780	$31,468
As at June 30, 2017 the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity (at purchase) of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.
8. RESTRICTED CASH
As at June 30, 2017, the Company had restricted cash of $7.9 million (December 31, 2016 - $18.3 million). Restricted cash represents a cash collateralized letter of credit facility that is used to guarantee the Company's commitments on its Egyptian exploration concessions.
9. PRODUCT INVENTORY
Product inventory consists of the Company's Egypt entitlement crude oil barrels, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
As at June 30, 2017, the Company had 1,274,057 barrels of entitlement oil in inventory valued at $13.43 per barrel (December 31, 2016 - 1,265,080 barrels valued at $15.49 per barrel).
10. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2016	$105,869
Additions	14,115
Transfers to petroleum properties	(2,271)
Impairment loss	(68,711)
Balance at June 30, 2017	$49,002
The Company recorded an impairment loss of $68.7 million on its exploration and evaluation assets as at June 30, 2017. The impairment primarily related to the North West Gharib concession in Egypt. The recoverable amount of the North West Gharib cash-generating unit is $4.4 million. The remaining North West Gharib exploration and evaluation assets were written down to nil as at June 30, 2017. The North West Gharib exploration lands have been fully evaluated and all commitments have been met at the end of the first exploration phase. The Company elected not to enter the second exploration period and has filed development lease applications on its discoveries. The Company has relinquished the remaining exploration lands that are not covered by development lease applications.
During the six months ended June 30, 2017 the Company spent $6.6 million at North West Gharib, $4.9 million at North West Sitra, $1.3 million at South Alamein, $1.2 million at South West Gharib and $0.1 million at South Ghazalat.

8	Q2-2017

11. PROPERTY AND EQUIPMENT

(000s)	PNG Assets	Other Assets	Total
Balance at December 31, 2016	$625,893	$14,572	$640,465
Additions	4,473	360	4,833
Changes in estimate for asset retirement obligations	206	—	206
Transfer from exploration and evaluation assets	2,271	—	2,271
Balance at June 30, 2017	$632,843	$14,932	$647,775

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2016	$415,866	$10,327	$426,193
Depletion, depreciation and amortization for the period	17,716	707	18,423
Balance at June 30, 2017	$433,582	$11,034	$444,616

Net Book Value
At December 31, 2016	$210,027	$4,245	$214,272
At June 30, 2017	$199,261	$3,898	$203,159
12. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2016	$12,099
Changes in estimates for asset retirement obligations	(64)
Asset retirement obligation accretion	117
Changes in discount rates	268
Effect of movements in foreign exchange rates	409
Balance at June 30, 2017	$12,829

TransGlobe has estimated the net present value of its asset retirement obligation to be $12.8 million as at June 30, 2017 (December 31, 2016 - $12.1 million) based on a total undiscounted future liability, after inflation adjustment, of $19.2 million (December 31, 2016 - $19.0 million). These payments are expected to be made between 2017 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.09% and 2.13% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
The entire asset retirement obligation balance related to the Company's Canadian operations at June 30, 2017 and December 31, 2016.
13. LONG-TERM DEBT
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2017, the only significant interest-bearing loans and borrowings are related to the Prepayment Agreement and the Revolving Credit Facility as described below.
Prepayment Agreement

(000s)	June 30, 2017	December 31, 2016
Prepayment agreement	$75,000	$—
Deferred financing costs	(1,369)	—
	73,631	—
Current portion of long-term debt
	$73,631	$—
On February 10, 2017, the Company completed a $75 million crude oil prepayment agreement between its wholly owned subsidiary, TransGlobe Petroleum International Inc. ("TPI") and Mercuria Energy Trading SA ("Mercuria") of Geneva, Switzerland.
The initial advance under the prepayment agreement was used to repay the 6.0% convertible debentures of the Company, which matured on March 31, 2017 (Note 14).

Q2-2017	9

TPI's obligations under the prepayment agreement are guaranteed by the Company and the subsidiaries of TPI (the "Guarantors"). The obligations of TPI and the Guarantors will be supported by, among other things, a pledge of equity held by the Company in TPI and a pledge of equity held by TPI in its subsidiaries. The funding arrangement has a term of four years, maturing March 31, 2021 and advances bear interest at a rate of Libor plus 6.0%. The funding arrangement is revolving with each advance to be satisfied through the delivery of crude oil to Mercuria. Further advances become available upon delivery of crude oil to Mercuria up to a maximum of $75.0 million and subject to compliance with the other terms and conditions of the prepayment agreement. The prepayment agreement was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $1.5 million will be amortized over the term of the prepayment agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the prepayment agreement. These covenants are tested on June 30 and December 31 of each year for the life of the prepayment agreement. The financial covenants include financial measures defined within the prepayment agreement that are not defined under IFRS. These financial measures are defined by the prepayment agreement as follows:

•
the ratio of the Company's total consolidated indebtedness (calculated by including any outstanding letters of credit or bank guarantees and adding back any cash held by the Company on a consolidated basis) on each financial covenant test date to the Company's consolidated net cash generated by (used in) operating activities (where net cash generated includes the fair market value of crude oil inventory held as at the financial covenant test date) for the trailing 12 month period period ending on that financial covenant test date will not exceed 4.00:1.00. The ratio as at June 30, 2017 is 1.86:1.00, the Company is in compliance with the ratio;

•
the ratio of Current Assets of the Company on a consolidated basis (calculated, in the case of crude oil inventory, by adjusting the value to market value) to Current Liabilities of the Company on a consolidated basis on each financial covenant test date will not be less than 1.00:1.00. The ratio as at June 30, 2017 is 4.65:1.00, the Company is in compliance with the ratio; and

•
the ratio of the parent's non-consolidated asset value to the aggregate amount of indebtedness outstanding under the advance documents on each financial covenant test date will not be less than 2.00:3.00. The ratio as at June 30, 2017 is 3.06:3.00, the Company is in compliance with the ratio.

As at June 30, 2017, the Company was in compliance with all the financial covenants.
The Company is also subject to a cover ratio provision. The cover ratio, defined as the value of the Company's Egyptian forecasted entitlement crude oil production on a forward 12 month basis divided by prepayment service obligations, must not be less than 1.25:1.0. In the event the cover ratio falls below 1.25:1.00, TransGlobe must:

•	reimburse in cash the relevant portion of the advances such that the cover ratio becomes equal to or greater than 1.25:1.0; and/or

•	amend the initial commercial contract to extend its duration and amend the maturity date under the agreement.
The cover ratio as at June 30, 2017 is 1.27:1.00, the Company is in compliance with the ratio.
Based on the Company's current forecast of future production and current Brent Crude prices the estimated future debt payments on long-term debt as of June 30, 2017 are as follows:

(000s)
2017	$—
2018	—
2019	—
2020	8,196
2021	66,804
$75,000
Revolving Reserve-Based Lending Facility
As at June 30, 2017, the Company had in place a revolving Canadian reserve-based lending facility with ATB totaling C$30.0 million, of which
C$13.6 million was drawn on May 16, 2017 to repay the remaining outstanding vendor take-back note balance in full.

The facility is extendable on a semi-annual basis on May 31 and November 30 of each year, or as requested by the lender. Unless extended, before May 11, 2018, any unutilized amount of the facility will be cancelled, and the amount of the facility will be reduced to the aggregate borrowings outstanding on that date. The balance of all amounts owing under the facility are due and payable in full on the date falling one year after the term date.The Company may request an extension of the term date by no later than 90 days prior to the then current term date, and lender may in its sole discretion agree to extend the term date for a further period of 364 days. If no extension is granted by the lender, the amounts owing pursuant to the facility are due at the maturity date. The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 1.25% to 3.25% depending on the Company's net debt to trailing cash flow ratio. The revolving reserve-based lending facility was initially recognized at fair value, net of financing costs, and has subsequently been measured at amortized cost. Financing costs of $0.1 million will be amortized over the term of the agreement using the effective interest rate method.
The Company is subject to certain financial covenants in accordance with the terms of the agreement. These financial measures are defined by the agreement as follows:

•
the Company shall not permit the working capital ratio (calculated as current assets plus any undrawn availability under the facility, to current liabilities less any amount drawn under the facility) to fall below 1:00:1:00. The working capital ratio as at June 30, 2017 is 1.78:1.00, the Company is in compliance with the ratio; and

10	Q2-2017

•
permit the ratio of net debt to trailing cash flows as at the end of any fiscal quarter to exceed 3:00:1:00. According to the agreement net debt is, as of the end of any fiscal quarter and as determined in accordance with GAAP on an non-consolidated basis, and without duplication, an amount equal to the amount of total debt less current assets. Trailing cash flow is defined as the two most recently completed fiscal quarters, annualized. The net debt to trailing cash flows ratio as at June 30, 2017 is 0.43:1.00, the Company is in compliance with the ratio.

Note Payable
On December 20, 2016, the Company closed the acquisition of certain petroleum properties in west central Alberta, Canada. The acquisition was partially funded by a vendor take-back note of C$15.0 million ($11.3 million). The note payable had a 24-month term and bore interest at a rate of 10% per annum. The Company repaid the outstanding vendor take-back note balance of C$13.6 million ($10.0 million) on May 16, 2017. Repayment was made using the revolving reserve-based lending facility.

(000s)	June 30, 2017	December 31, 2016
Note payable	$—	$11,162
Current portion of note payable	—	(5,581)
	$—	$5,581
14. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2016	$72,655
Repayment	(73,375)
Fair value adjustment	151
Foreign exchange adjustment	569
Balance at June 30, 2017	$—
The convertible debentures matured on March 31, 2017 and were repaid in full on that date for their aggregate face value of C$97.8 million ($73.4 million). Repayment was made using the proceeds from the prepayment agreement (Note 13).
15. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. The Company received a six month extension to the initial exploration period, extending the initial exploration period to May 7, 2017. The Company completed the initial exploration period work program and met all financial commitments during the second quarter of 2017. The Company elected not to enter the second exploration period and has relinquished the remaining exploration lands that are not covered by the four development lease applications.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. The Company received a six month extension, which extended the initial exploration period to May 7, 2017. Since no commercially viable quantities of oil were discovered at South West Gharib, the Company relinquished its interest in the concession on May 7, 2017. The Company met its financial commitment during the first quarter of 2017.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013 and reached its primary term on November 7, 2016. Prior to expiry, the Company elected to enter the first two-year extension period (expiry November 7, 2018). The Company had met its financial commitment for the first phase ($8.0 million) and the first extension ($4.0 million), however the Company had not completed the first phase work program. Prior to entering the first extension the Company posted a $4.0 million performance bond with EGPC to carry forward two exploration commitment wells into the first extension period. The $4.0 million performance bond is supported by a production guarantee from the Company's producing concessions which will be released when the commitment wells have been drilled. In accordance with the concession agreement the Company relinquished 25% of the original exploration acreage prior to entering the first extension period. In addition, the first extension period has an additional financial commitment of $4.0 million, which has been met, and two additional exploration wells.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2017, the Company had expended $4.9 million towards meeting the financial and operating commitment, with the acquisition of 600 km2 of 3-D seismic in 2017.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2017.

Q2-2017	11

16. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six months ended		Year Ended
	June 30, 2017		December 31, 2016
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	72,206	$152,084	72,206	$152,084
Balance, end of period	72,206	$152,084	72,206	$152,084

17. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six months ended		Year Ended
	June 30, 2017		December 31, 2016
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,046	6.87	5,348	9.05
Granted	1,043	2.16	1,470	2.19
Forfeited	(759)	7.69	(54)	11.84
Expired	(692)	11.66	(718)	12.95
Options outstanding, end of period	5,638	5.29	6,046	6.87
Options exercisable, end of period	3,413	7.07	3,527	9.14
Compensation expense of $0.4 million was recorded as general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (loss) and Comprehensive Income (loss) and Changes in Shareholders’ Equity during the six month period ended June 30, 2017 (2016 - $0.8 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2017, no stock options were exercised (2016 – nil). As at June 30, 2017 and December 31, 2016, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs granted prior to 2017 can range between 50% and 150% of the original PSU grant, and 0% to 200% for PSUs granted in 2017. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and to date have only been issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at June 30, 2017 are as follows:

12	Q2-2017

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	546	1,366	437
Granted	649	542	181
Vested	(220)	(249)	(56)
Forfeited	(107)	(226)	—
Expired	—	N/A	—
Units outstanding, end of period	868	1,433	562
Compensation expense of $0.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the six month period ended June 30, 2017 (2016 - 0.8 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.

18. PER SHARE AMOUNTS
The weighted-average number of common shares outstanding (basic and diluted) for the three and six month periods ended June 30, 2017 was 72,205,369 (2016 – 72,205,369). These outstanding share amounts were used to calculate earnings (loss) per share in the respective periods.
In determining diluted earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2017, the Company excluded 5,638,053 stock options (2016 – 4,676,100 and 6,145,953, respectively) as their exercise price was greater than the average common share market price in the respective periods.
19. SEGMENTED INFORMATION
The Company has two reportable operating segments for the period ended June 30, 2017: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil and gas exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

Q2-2017	13

	Egypt		Canada		Total
	Six months ended		Six months ended		Six months ended
	June 30		June 30		June 30
(000s)	2017	2016	2017	2016	2017	2016
Revenue
Petroleum and natural gas sales, net of royalties	54,544	37,213	8,356	—	62,900	37,213
Finance revenue	2	101	—	—	2	101
Total segmented revenue	54,546	37,314	8,356	—	62,902	37,314

Segmented expenses
Production and operating	22,102	23,761	2,944	—	25,046	23,761
Transportation costs	—	—	354	—	354	—
Selling costs	1,502	875	—	—	1,502	875
General and administrative	2,494	3,264	566	—	3,060	3,264
Finance costs	1,583	707	593	—	2,176	707
Depletion, depreciation and amortization	14,208	17,855	4,510	—	18,718	17,855
Asset retirement obligation accretion	—	—	117	—	117	—
Realized derivative (gain) loss on commodity contracts	(1,529)	956	—	—	(1,529)	956
Unrealized derivative (gain) loss on commodity contracts	(2,849)	—	—	—	(2,849)	—
Income taxes - current	10,925	6,670	—	—	10,925	6,670
Income taxes - deferred	—	(3,009)	—	—	—	(3,009)
Impairment of exploration and evaluation assets	68,711	—	—	—	68,711	—
Total segmented expenses	117,147	51,079	9,084	—	126,231	51,079
Segmented earnings (loss)	$(62,601)	$(13,765)	$(728)	$—	$(63,329)	(13,765)

Non-segmented expenses (income)
General and administrative					4,748	4,384
Foreign exchange (gain) loss					67	5,346
Depreciation and amortization					157	244
Unrealized (gain) loss on financial instruments					151	2,655
Finance revenue					(42)	(273)
Finance costs					1,089	2,178
Total non-segmented expenses					6,170	14,534

Net earnings (loss) for the year					$(69,499)	$(28,299)

Capital expenditures
Exploration and development	18,597	9,102	324	—	18,921	9,102
Corporate	—	—	—	—	27	—
Total capital expenditures					$18,948	$9,102

14	Q2-2017

	Egypt		Canada		Total
	Three months ended		Three months ended		Three months ended
	June 30		June 30		June 30
(000s)	2017	2016	2017	2016	2017	2016
Revenue
Petroleum and natural gas sales, net of royalties	36,419	19,786	4,020	—	40,439	19,786
Total segmented revenue	36,419	19,786	4,020	—	40,439	19,786

Segmented expenses
Production and operating	13,556	10,640	1,367	—	14,923	10,640
Transportation costs	—	—	156	—	156	—
Selling costs	1,502	47	—	—	1,502	47
General and administrative	1,082	1,531	315	—	1,397	1,531
Finance costs	1,406	331	311	—	1,717	331
Depletion, depreciation and amortization	8,094	7,961	2,208	—	10,302	7,961
Asset retirement obligation accretion	—	—	57	—	57	—
Realized derivative (gain) loss on commodity contracts	(1,529)	698	—	—	(1,529)	698
Unrealized derivative (gain) loss on commodity contracts	(6,578)	—	—	—	(6,578)	—
Income taxes - current	5,505	3,495	—	—	5,505	3,495
Income taxes - deferred	—	(812)	—	—	—	(812)
Impairment of exploration and evaluation assets	67,520	—	—	—	67,520	—
Total segmented expenses	90,558	23,891	4,414	—	94,972	23,891
Segmented earnings (loss)	$(54,139)	$(4,105)	$(394)	$—	$(54,533)	(4,105)

Non-segmented expenses (income)
Exploration					—	—
General and administrative					1,965	2,594
Foreign exchange (gain) loss					82	(45)
Depreciation and amortization					61	122
Unrealized (gain) loss on financial instruments					—	4,286
Finance revenue					(19)	(137)
Finance costs					—	1,125
Total non-segmented expenses					2,089	7,945

Net earnings (loss) for the year					$(56,622)	$(12,050)

Capital expenditures
Exploration and development	7,927	4,837	276	—	8,203	4,837
Corporate					27	—
Total capital expenditures					$8,230	$4,837

Q2-2017	15

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2017
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$39,281	$2,195	$41,476
Derivative commodity contracts	2,849		2,849
Intangible exploration and evaluation assets	49,002	—	49,002
Property and equipment
Petroleum and natural gas assets	131,971	67,290	199,261
Other assets	2,568	—	2,568
Other	18,178	4,121	22,299
Segmented assets	243,849	73,606	317,455
Non-segmented assets			20,141
Total assets			$337,596

Liabilities
Accounts payable and accrued liabilities	$16,097	$2,248	$18,345
Long-term debt	73,631	10,094	83,725
Asset retirement obligation	—	12,829	12,829
Segmented liabilities	89,728	25,171	114,899
Non-segmented liabilities			7,109
Total liabilities			$122,008

December 31, 2016
(000s)	Egypt	Canada	Total
Assets
Accounts receivable	$13,654	$620	$14,274
Intangible exploration and evaluation assets	105,869	—	105,869
Property and equipment
Petroleum and natural gas assets	138,757	71,270	210,027
Other assets	2,785	—	2,785
Other	22,101	—	22,101
Segmented assets	283,166	71,890	355,056
Non-segmented assets			51,086
Total assets			$406,142

Liabilities
Accounts payable and accrued liabilities	$14,005	$432	$14,437
Current and long-term note payable	—	11,162	11,162
Asset retirement obligation	—	12,099	12,099
Segmented liabilities	14,005	23,693	37,698
Non-segmented liabilities			83,128
Total liabilities			$120,826

16	Q2-2017

20. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six months ended June 30
(000s)	2017	2016	2017	2016
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(20,068)	$6,776	$(27,074)	$7,303
Prepaids and other	(146)	518	(278)	1,059
Product inventory[1]	3,506	(79)	2,036	1,744
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,900)	(3,230)	709	(1,865)
	$(19,608)	$3,985	$(24,607)	$8,241
Note:
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

Investing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,436)	1,117	516	2,331
	$(2,436)	$1,117	$516	$2,331

Q2-2017	17